UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

American Restaurant Concepts, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

029281102

(CUSIP Number)

Seenu G. Kasturi
1405 W. Pinhook Rd.
Ste. 102
Lafayette, LA 70503
(877) 971-2583

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 029281 10 2	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS Seenu G. Kasturi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,567,200
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,567,200
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,567,200
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 029281 10 2	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

 This statement relates to the Class A common stock, par value $0.01 per share (“Common Stock”), of American Restaurant Concepts, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 12763 Clear Springs Drive, Jacksonville, FL 32225.

Item 2.  Identity and Background.

(a)	The name of the person filing this statement is Seenu G. Kasturi (the “Reporting Person”).

(b)	The address of the Reporting Person is 1405 W. Pinhook Rd., Ste. 102, Lafayette, LA 70503.

(c)	The Reporting Person serves as the Chief Executive Officer of Blue Victory Holdings, Inc., 1405 W. Pinhook Rd., Ste. 102, Lafayette, LA 70503. He also serves as a private investor.

(d)	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years that subjected the Reporting Person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

 The total purchase price for the shares of Common Stock was $121,466.  All payments of the purchase price were made out of the personal funds of the Reporting Person.

Item 4.  Purpose of Transaction.

The Reporting Person purchased the securities of the Issuer based on his belief that the securities, when purchased, were undervalued and represented an attractive investment opportunity.

Item 5.  Interest in Securities of the Issuer.

(a)
The Reporting Person owns 2,567,200 shares of Common Stock, representing 6.9% of the outstanding shares of Common Stock.  The percentage of shares of Common Stock owned by the Reporting Person was calculated based upon 37,208,540 shares of Common Stock outstanding on October 12, 2012 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 15, 2012.

(b)	The Reporting Person has sole power to vote or direct the vote of, and sole power to dispose of to direct the disposition of, the 2,567,200 shares of Common Stock.

(c)	There have been no transactions in securities of the Issuer by the Reporting Person during the past 60 days.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 Not applicable.

Item 7.  Material to Be Filed as Exhibits

Not applicable.

CUSIP No. 029281 10 2	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Seenu G. Kasturi
Seenu G. Kasturi

February 28, 2013
Date